Exhibit 99.1

March 30, 2026

Dear Shareholders:

Welcome to the Electro-Sensors 2025 Annual Report.  While the year certainly had its twists and turns, Electro-Sensors stayed true to our mission of providing world-class machine monitoring sensors and hazard monitoring systems to customers around the world.  In 2025, we shipped products to 21 countries for critical safety and industrial automation applications.  Our customers continue to choose Electro-Sensors to monitor their mission-critical applications, relying upon our industry-leading performance, unparalleled reliability, and outstanding overall value.

We are pleased to report record annual revenue of $10.1 million, up 8.2% over the prior year.  This growth was comprised of sales increases in both our wired product families and HazardPROTM wireless monitoring systems.  Additionally, we are also encouraged by 2025 gross margins of 50.8%, rising from 48.9% in the prior year as we continued our focus on manufacturing efficiencies and strategic price adjustments.  International sales remained steady during the year at 12% of revenue.

The year was not without challenges, however, as our global supply chain continued to experience disruptions in availability and pricing of key materials and components.  I’m grateful to our operations team for their extraordinary efforts to keep our supplies flowing, allowing us to consistently meet our customer commitments.

While we have experienced many changes over the years, one thing that hasn’t changed is our customers’ reliance on us to keep their facilities running smoothly, and more importantly, their people and communities safe.  With this responsibility in mind, I’m reminded of how fortunate we are to have an outstanding team of dedicated employees who continue to rise to this challenge.  Our team takes this responsibility seriously, and I’m proud of them for continuing to provide legendary service and support to customers who place their trust in us.  We have formed great relationships with these customers over the years, and we look forward to working closely with them in the many years to come.

Thanks also to you, our dedicated shareholders, who have supported us along the way.  We sincerely appreciate your interest in Electro-Sensors and look forward to building on the robust foundation we’ve developed together.

Sincerely,

David Klenk